Exhibit No. (a)(9)

FOR IMMEDIATE RELEASE
MONDAY, AUGUST 31, 1998



              PHILIPS EXTENDS TENDER OFFER FOR ATL ULTRASOUND STOCK
                              TO SEPTEMBER 21, 1998


Royal Philips Electronics of The Netherlands (AEX: PHI, NYSE:PHG) ("Philips"), today announced that Philips Acquisition, Inc., a wholly owned indirect subsidiary, has extended its tender offer for all of the outstanding shares of common stock of ATL Ultrasound, Inc. (NASDAQ/NM:ATLI) ("ATL"), including the associated rights to purchase Series A Participating Cumulative Preferred Stock (together with the common stock, the "Shares"). The tender offer, scheduled to expire at 12:00 midnight, EDT, on Monday, August 31, 1998, is now scheduled to expire at 12:00 midnight, EDT, on Monday, September 21, 1998, unless further extended. As of 5:00 p.m. EDT on Friday, August 28, 1998, approximately 5,133,666 Shares representing approximately 35% of the total outstanding Shares had been validly tendered and not withdrawn pursuant to the tender offer.

The Expiration Date was extended in order to permit expiration or termination of the waiting periods under German and Austrian competition laws. Clearance of the transaction by the German antitrust authorities is currently expected on or about September 19, 1998. Clearance of the transaction by the Austrian antitrust authorities is currently expected in late September or early October. The United States clearance for the merger under the Hart Scott Rodino Act was received by ATL on August 7, 1998.

Philips Media Relations:
Ben Geerts, tel. +31 20 5977213

ATL, with headquarters near Seattle, Washington, USA, is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. With approximately 50% of revenues coming from international markets, the company serves customers in over 100 countries through 15 subsidiaries and an extensive distributor network. Press releases and other corporate


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                                                              Exhibit No. (a)(9)

information are available on ATL's web site at http://www.atl.com. Press releases are also available on PR Newswire's Company News-On-Call at http://www.prnewswire.com

Philips Medical Systems is a leading supplier of diagnostic leading imaging systems and related services worldwide, employing 9,000 people in more than 100 countries. Philips' products are backed by a worldwide network of research and development, and sales and service organizations. Philips Medical Systems is part of Royal Philips Electronics of The Netherlands.

Royal Philips Electronics of The Netherlands is one of the world's biggest electronic companies, with sales of over US $ 39 billion in 1997. It is a global leader in color television sets, lighting, home telephony products, electric shavers and recorded music (PolyGram). Its 264,700 employees in more than 60 countries are active in the areas of semiconductors and components, consumer products, professional products and systems, lighting, and software and services. Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges.

News from Philips is located at www.news.philips.com